Brian McAllister

John Archfield

David Orlic

Office of Mergers and Acquisitions

Ruairi Regan

Brigitte Lippmann

United States Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-3561

August 6, 2015

Re:	Evans Brewing Company Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed June 19, 2015
File No. 333-201771

Dear Ms. Lippmann, and Messrs McAllister, Archfield, Orlic, and Regan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Evans Brewing Company Inc. (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 12.00 p.m. Eastern Daylight Time on Monday, August 10, 2015, or as soon thereafter as practicable.

The undersigned acknowledges, on behalf of the Company, that:

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to C. Parkinson Lloyd of Kirton McConkie at (801) 350-7619, and that such effectiveness also be confirmed in writing.

Thank you for your consideration and assistance in this matter.

Respectfully submitted,

EVANS BREWING COMPANY, INC.

By:	/s/ Michael J. Rapport
Michael J. Rapport, Chief Executive Officer, President